FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 March 2014

HSBC HOLDINGS PLC

Waiver granted pursuant to Rule 13.36(1) of the Hong Kong Listing Rules relating to contingent convertible securities

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) an authority (the "Mandate") to issue Contingent Convertible Securities ("CCSs") (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Waiver"). CCSs are debt securities which convert into ordinary shares in certain prescribed circumstances, and which benefit from a particular regulatory capital treatment under European Union legislation.

Background to the Waiver

The Company typically seeks at each annual general meeting a general authority to allot shares both on a pre-emptive and non-pre-emptive basis ("General Allotment Authority"). The General Allotment Authority to be sought at the Company's 2014 AGM is set out in Resolutions 8 and 9 of the Notice of AGM published on today's date. Such authority complies both with investor guidelines issued by the Association of British Insurers, and with the relevant requirements of the Hong Kong Listing Rules including Rule 13.36(2) which limits the general mandate to 20 per cent of the Company's issued share capital.

In addition to the General Allotment Authority referred to above, the Company intends at its 2014 AGM and at future AGMs to seek shareholder approval for the Mandate, which will allow the Directors to create and issue CCSs that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances, such as HSBC Group's capital ratios falling below a certain level. The Mandate to be sought at the Company's 2014 AGM is set out in Resolutions 12 and 13 of the Notice of AGM.

Description of CCSs

CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that 6 per cent, up to 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 Capital.

In order to qualify as Additional Tier 1 Capital, a security must contain certain features designed to increase the resilience of the issuing bank should certain trigger events occur such as a material deterioration in its regulatory capital ratios. On the occurrence of a trigger event, a CCS would be mandatorily converted or exchanged into ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

Further details on CCSs are set out in Appendix 1 of the Notice of AGM.

Reasons for seeking the Waiver

Issuing CCSs will give HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 Capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided that no event which would trigger conversion occurs) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

Accordingly, shareholder approval for the Mandate is to be sought at the Company's 2014 AGM and is expected to be sought at future AGMs. The Waiver permits the Company to seek the Mandate on an annual basis without complying with the strict requirements of Rule 13.36(1) of the Hong Kong Listing Rules, which would otherwise require the Company to seek the further approval of shareholders each time the Company proposes to issue CCSs.

Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

Terms of the Waiver
The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:
(i)     the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or an earlier date which the Company may specify) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or

(ii) such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

The Waiver is granted subject to the conditions that the Company must announce the Waiver (with reasons and details) before seeking the Mandate; and that any announcement of the Waiver, and any announcements and circulars in connection with the Mandate, should clearly indicate the Mandate is in addition to the general mandate under Rule 13.36(2).

The Mandate to be sought annually will permit the directors to determine the terms of the CCSs at the time of their issue within the terms of the approval granted by shareholders. Each Mandate will grant authority to allot CCSs which are convertible into a specified maximum amount of share capital. The terms of the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if an event triggering conversion occurred. The circular accompanying the notice of the AGM at which each Mandate is sought will specify a minimum conversion price for that Mandate. The Company will only issue CCSs pursuant to the authority granted under the Mandate and not under its General Allotment Authority.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to Donal McCarthy on +44 (0) 20 7992 1631 or at donal.mccarthy@hsbc.com

Notes to editors:

1.     Definitions

AGM	annual general meeting
Company or HSBC	HSBC Holdings plc
Hong Kong Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
Notice of AGM	the notice of the AGM of the Company to be held in 2014, together with the accompanying circular, which is published on today's date
Stock Exchange	The Stock Exchange of Hong Kong Limited

2.     The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, Sir Jonathan Evans†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M Moses and Sir Simon Robertson†.

† Independent non-executive Director

3.     The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 24 March 2014